NYSE

Martha Redding
Associate General Counsel
Assistant Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
T + 1 212 656 2938
F + 1 212 656 8101
Martha.Redding@theice.com

June 28, 2018

VIA FEDEX

Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Amendments to Form 1

Enclosed are an original and two copies of the 2018 amendments to the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 (the "Act") for New York Stock Exchange LLC, NYSE American LLC, NYSE Arca, Inc., and NYSE National, Inc. (together, the "Exchanges").

In April 2017, the Securities Exchange Commission granted the Exchanges a conditional exemption from certain requirements of Rule 6a-2 under the Act.[1] Pursuant to such exemption, the Exchanges are providing, as a supplement, an organizational chart of Intercontinental Exchange, Inc. ("ICE"), the Exchanges' parent company, as of June 2018 (the "ICE Organizational Chart"). The ICE Organizational Chart amends the previously provided information setting forth the affiliation of the foreign indirect affiliates of the Exchanges.[2]

The Exchanges note that, although such entities are on the ICE Organizational Chart, Exhibit D ("Exhibit D") does not include the financial statements of Radiate, Inc. and Kondor Merger Sub, Inc. because such entities were not affiliates of the Exchanges during the year ended December 31, 2017. In each case, ICE acquired or formed the entity after December 31, 2017. In addition, Exhibit D does not include the financial statements of Archipelago Securities LLC or Archipelago Trading Services, Inc. because such entities submitted annual financial statements pursuant to Commission Rule 17a-5.

---

1 See Securities Exchange Act Release No. 80536 (April 27, 2017), 82 FR 20671 (May 3, 2017) (order granting application by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., respectively, for a conditional exemption pursuant to Section 36(a) of the Exchange Act from certain requirements of Rule 6a–2 under the Exchange Act).

2 See id. at 20672.

If you have questions, please do not hesitate to contact Martha Redding, Associate General Counsel and Assistant Secretary at (212) 656-2938 or martha.redding@theice.com

Sincerely,

Enclosures

Cc via email:

Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, D.C. 20549

Marlene E. Olsen
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, D.C. 20549

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/28/18	OFFICIAL USE

18002261

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: New York Stock Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box): 11 Wall Street, New York, NY 10005

SEC Mail Processing
JUN 29 2018
Washington, DC

3. Provide the applicant's mailing address (if different): N/A
4. Provide the applicant's business telephone and facsimile number: 212-656-2938 (Telephone) 212-656-8101 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee: Martha Redding (Name) Assistant Secretary (Title) 212-656-2938 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Martha Redding
   NYSE Holdings LLC
   11 Wall Street, New York, NY 10005
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 07/14/05 (b) State/Country of formation: New York

   (c) Statute under which applicant was organized: New York Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The unders igned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents att ached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/28/18 (MM/DD/YY) — New York Stock Exchange LLC (Name of applicant)

By: [signature] (Signature) — Martha Redding, Assistant Secretary (Printed Name and Title)

Subscribed and sworn before me this 28th day of June (Month), 2018 (Year) by [signature] (Notary Public)

My Commission expires May 29, 2020 County of Westchester State of New York

AMY MAURO
Notary Public State of New York
No. 01MA6262613
Qualified in Westchester County
Commission Expires May 29, 2020

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

NYSE-ONE18-000001

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NEW YORK STOCK EXCHANGE LLC

June 2018

EXHIBIT D

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2018

EXHIBIT D

The unconsolidated financial statements for each subsidiary or affiliate of New York Stock Exchange LLC for the last fiscal year follow.

This Exhibit D does not include the financial statements of Radiate, Inc. and Kondor Merger Sub, Inc. because such entities were not affiliates of the Exchange during the year ended December 31, 2017.

This Exhibit D does not include the financial statements of Archipelago Securities LLC or Archipelago Trading Services, Inc. because such entities submitted annual financial statements pursuant to Commission Rule 17a-5.

ICE CLEAR CREDIT

ICE Clear Credit
Balance Sheet
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	62,804
Cash - clearing member deposits		23,310,056
Accounts receivable, net of allowance		5,249
Restricted Cash		80,900
Prepaid expenses and other current assets		13,235
Due from affiliates, net		0
Current Assets		23,472,244
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		38,606
Accumulated depreciation		(25,482)
Property and equipment, net		13,124
OTHER NONCURRENT ASSETS:		
Restricted cash long term		50,000
Other noncurrent assets		50,000
Assets	$	23,535,368
LIABILITIES and MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	24,988
Accrued salaries and benefits		4,498
Due to affiliates		9,121
Margin deposits and guaranty funds		23,310,056
Current income taxes payable		26
Deferred revenue		1,638
Current liabilities		23,350,327
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		136
Noncurrent liabilities		136
Liabilities		23,350,463
EQUITY:		
Contributed capital		105,000
Retained earnings		79,905
Total equity		184,905
Total liabilities and equity	$	23,535,368

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE CLEAR CREDIT

ICE Clear Credit
Statement of Income
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Revenues:		
Clearing and processing fees	$	96,542
Other revenue		28,719
Affiliate revenue		5,105
Total Revenue		130,366
Expenses:		
Compensation and benefits		18,641
Professional services		678
Technology and communication		4,335
Rent and occupancy		1,071
Selling, general and administrative		1,186
Depreciation and amortization		6,606
Service and license fees to affiliates		21,668
Operating Expenses		54,185
Operating Income		76,181
Other expense, net		(1,771)
Pre-Tax Net Income		74,409
Income tax expense		1,913
Net Income	$	72,496

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

The following pages of Exhibit D, numbered NYSE-ONE18-000007 through NYSE-ONE18-000172, are considered confidential and have been omitted from the Form 1, marked for "Confidential Treatment", and are filed separately pursuant to Rule 24b-2.

EXHIBIT I

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

June 2018

EXHIBIT I

The audited consolidated financial statements for New York Stock Exchange LLC for the year ended December 31, 2017 follow.

Consolidated Financial Statements

New York Stock Exchange LLC and Subsidiaries
Period Ended December 31, 2017
With Report of Independent Auditors

New York Stock Exchange LLC and Subsidiaries

Consolidated Financial Statements

Period Ended December 31, 2017

Contents

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

Report of Independent Auditors

The Board of Directors and Management
New York Stock Exchange LLC and Subsidiaries

We have audited the accompanying consolidated financial statements of New York Stock Exchange LLC and Subsidiaries, which comprise the consolidated balance sheet as of December 31, 2017, the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year ended December 31, 2017, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EY
Building a better working world

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of New York Stock Exchange LLC and Subsidiaries at December 31, 2017, and the consolidated results of their operations and their cash flows for the year ended December 31, 2017 in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

June 22, 2018

New York Stock Exchange LLC and Subsidiaries

Consolidated Balance Sheet

(In Millions)

December 31, 2017

Assets		
Current assets:		
Cash and cash equivalents	$	56
Short term financial investments		16
Accounts receivable		165
Loan receivable from affiliate		970
Other current assets		9
Total current assets		1,216
Property and equipment, net		476
Goodwill		1,564
Other intangible assets, net		1,852
Other non-current assets		490
Total non-current assets		4,382
Total assets	$	5,598
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	215
Due to affiliates, net		104
Deferred revenue		34
Total current liabilities		353
Accrued employee benefits		213
Deferred revenue		131
Deferred income taxes		397
Other non-current liabilities		78
Total non-current liabilities		819
Total liabilities		1,172
Equity		4,426
Total liabilities and equity	$	5,598

See accompanying notes to consolidated financial statements.

New York Stock Exchange LLC and Subsidiaries

Consolidated Statement of Comprehensive Income

(In Millions)

Year Ended December 31, 2017

Revenues:	
Transaction fees	$ 672
Listing fees	378
Data services fees	234
Affiliate	114
Other	31
Total revenues	1,429
Transaction-based expenses:	
Section 31 fees	188
Cash liquidity payments, routing and clearing	361
Total revenues less transaction-based expenses	880
Operating expenses:	
Compensation and benefits	156
Technology and communications	51
Professional services	38
Rent and occupancy	12
Selling, general and administrative	71
Depreciation and amortization	71
Affiliate	46
Total operating expenses	445
Operating income	435
Other income:	
Interest and other income, net	46
Income before income tax expense	481
Income tax expense	20
Net income	$ 461
Other comprehensive income:	
Employee benefit plan adjustments	19
Total comprehensive income	$ 480

See accompanying notes to consolidated financial statements.

New York Stock Exchange LLC and Subsidiaries

Consolidated Statement of Changes in Equity

(In Millions)

Year ended December 31, 2017

Balance at January 1, 2017	$	3,917
Net income		461
Employee benefit plan adjustments to accumulated other comprehensive loss		19
Stock-based compensation		29
Balance at December 31, 2017	$	4,426

See accompanying notes to consolidated financial statements.

New York Stock Exchange LLC and Subsidiaries

Consolidated Statement of Cash Flows

(In Millions)

Year Ended December 31, 2017

Operating activities:		
Net income	$	461
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		71
Stock-based compensation		25
Deferred income taxes		(119)
Change in assets and liabilities:		
Accounts receivable		26
Other assets		(7)
Accounts payable and accrued liabilities		23
Due to affiliates, net		(281)
Deferred revenue		27
Other liabilities		(151)
Total adjustments		(386)
Net cash provided by operating activities		75
Investing activities:		
Sale of financial investments		7
Capital expenditures		(81)
Net cash used in investing activities		(74)
Net increase in cash and cash equivalents		1
Cash and cash equivalents, beginning of year		55
Cash and cash equivalents, end of year	$	56
Supplemental cash flow disclosure:		
Cash paid for income taxes	$	4

See accompanying notes to consolidated financial statements.

1. Description of Business

New York Stock Exchange LLC (the "Exchange" or the "Company") is a wholly-owned subsidiary of NYSE Group, Inc. (the "Parent"), a holding company that through its subsidiaries, operates securities exchanges including the Exchange. The Parent is a wholly-owned subsidiary of Intercontinental Exchange, Inc. ("ICE"). ICE operates regulated global markets and clearing houses, including futures exchanges, over-the-counter markets and derivatives clearing houses. ICE operates 12 global exchanges and seven central clearing houses. ICE offers end-to-end market data services to support trading, investment and risk management needs of customers across virtually all asset classes. The Exchange is a United States registered national securities exchange and self-regulatory organization ("SRO"). As such, it is registered with, and subject to oversight by, the Securities and Exchange Commission ("SEC"). In addition to the Exchange, the Parent has three other subsidiary SRO's: NYSE Arca, Inc., NYSE American LLC, and NYSE National, Inc.

The Exchange is the regulator of its members. Certain of the Exchange's regulatory functions are performed by the Financial Industry Regulatory Authority, Inc., ("FINRA") pursuant to an agreement.

2. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are presented in accordance with United States generally accepted accounting principles ("U.S. GAAP") and include the accounts of the Exchange and its subsidiaries, which include Stock Clearing Corporation, NYSE Market (DE), Inc., FINRA/NYSE Trade Reporting Facility LLC, and Securities Industry Automation Corporation (collectively, the "Subsidiaries"). All intercompany balances and transactions between the Exchange and its Subsidiaries have been eliminated in consolidation.

On November 13, 2013, ICE completed its acquisition of the Parent. The accompanying consolidated financial statements reflect the final purchase accounting adjustments as they relate to the Exchange as of the acquisition date. As of the acquisition date, push-down accounting has been applied to the Exchange from ICE, and a new basis of accounting was established for the Exchange reflecting fair value adjustments made during the purchase price accounting process related to the acquisition.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Exchange's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Affiliate Revenues and Expenses

Affiliate revenues are recognized when the related services are provided to the Company's affiliates. Affiliate expenses are recognized at the time the services are provided to the Company by its affiliates (Note 5).

Cash and Cash Equivalents

The Exchange considers all short-term, highly liquid investments with original maturities of three months or less to be cash and cash equivalents. As of December 31, 2017, the Company did not hold any investments of this type.

Short Term Financial Investments

The Exchange's financial investments generally are classified as available-for-sale securities and are carried at fair value as of the trade date with the unrealized gains and losses, net of tax, reported as a component of other comprehensive income (Note 8). Interest income on debt securities, bank deposits and other interest rate investments, including amortization of premiums and accretion of discounts, is accrued and recognized over the life of the investment. The specific identification method is used to determine realized gains and losses on sales of investments, which are reported in other income in the consolidated statement of comprehensive income.

Property and Equipment

Property and equipment is recorded at cost, reduced by accumulated depreciation (Note 6). Depreciation and amortization expense related to property and equipment is computed using the straight-line method based on estimated useful lives of the assets, or in the case of leasehold improvements, the shorter of the initial lease term or the estimated life of the improvement. The Exchange reviews the remaining estimated useful lives of its property and equipment at each balance sheet date and will make adjustments to the estimated remaining useful lives whenever events or changes in circumstances indicate that the remaining useful lives have changed.

2. Significant Accounting Policies (continued)

Allowance for Doubtful Accounts

The allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb probable losses in the Exchange's accounts receivable portfolio. The allowance is based on several factors, including a continuous assessment of the collectability of each account. In circumstances where a specific customer's inability to meet its financial obligations is known, the Exchange records a specific provision for bad debts to reduce the receivable to the amount it reasonably believes will be collected. Accounts receivable are written off against the allowance for doubtful accounts when collection efforts cease.

Software Development Costs

The Company capitalizes costs, both internal and external direct and incremental costs, related to software developed or obtained for internal use. Software development costs incurred during the preliminary or maintenance project stages are expensed as incurred, while costs incurred during the application development stage are capitalized and are amortized using the straight-line method over the useful life of the software, not to exceed seven years. Amortization of these capitalized costs begins only when the software becomes ready for its intended use. General and administrative costs related to developing or obtaining such software are expensed as incurred.

Goodwill and Other Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized, but are reviewed for impairment on at least an annual basis or whenever circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of a reporting unit is less than its book value. Identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives, which are three to seventeen years from date of inception, and are also reviewed at least annually for impairment or whenever changes in circumstances indicate impairment can exist. Identifiable intangible assets consist of exchange registrations and licenses, customer relationships, trade names and other intangible assets. The Company did not record an impairment charge related to goodwill and other intangible assets during the years ended December 31, 2017.

Accrued Employee Benefits

The Exchange has a defined benefit pension and other postretirement benefit plans, or collectively "benefit plans". The benefit accrual for the pension plan is frozen. We recognize the funded status of the benefit plans in the consolidated balance sheets, measure the fair value of

2. Significant Accounting Policies (continued)

plan assets and benefit obligations as of the date of our fiscal year-end, and provide additional disclosures in the footnotes to the consolidated financial statements (Note 7).

Benefit plan costs and liabilities are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on assets, mortality rates and other factors. Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. We immediately recognize in the consolidated statements of income certain of these unrecognized amounts when triggering events occur, such as when a settlement of pension obligations in excess of total interest and service costs occurs. While we believe that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect our pension and other post-retirement obligations and future expense recognized.

Income Taxes

The Exchange is included in the consolidated federal and certain unitary state and local income tax returns filed by certain affiliates. In addition, the Exchange files separate state and local income tax returns for certain other states. The Exchange recognizes income taxes under the liability method. The Exchange recognizes a current tax asset or liability for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Exchange establishes valuation allowances if it believes that it is more likely than not that some or all of its deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using current enacted tax rates in effect.

The Exchange does not recognize a tax benefit unless it concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Exchange recognizes a tax benefit measured at the largest amount of the tax benefit that, in its judgment, is greater than 50 percent likely to be realized. The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expenses.

The Exchange is subject to tax in numerous jurisdictions, primarily based on its operations. Significant judgment is required in assessing the future tax consequences of events that have been recognized in the Exchange's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could have material impact on the Exchange's financial position or operating results.

2. Significant Accounting Policies (continued)

SEC Staff Accounting Bulletin No. 118, or SAB 118, has provided guidance for companies that have not completed their accounting for the income tax effects of the TCJA in the period of enactment, allowing for a measurement period of up to one year after the enactment date to finalize the recording of the related tax impacts. As of December 31, 2017, we have not completed our accounting for the tax effects of the enactment of the TCJA, however, we have made a reasonable estimate of the effects on our deferred tax balances. In other cases, we have not been able to make a reasonable estimate and will continue to analyze the TCJA in order to finalize any related impacts within the measurement period.

Revenue Recognition

Cash trading fee revenues are paid by customer organizations based on their trading activity. Fees are assessed on a per share basis for trading in equity securities. The fees vary based on the size and type of trade that is consummated. The Exchange earns transaction fees for customer orders of equity securities matched internally, as well as for customer orders routed to other exchanges. Cash trading fees are recognized as earned, which is generally upon execution of the trade. Cash trading fees are recorded gross of liquidity rebates and routing charges. Liquidity payments made to cash trading customers and routing charges paid to other exchanges are included in transaction-based expenses in the consolidated statement of comprehensive income.

The Exchange recognizes listing fee revenues from two types of fees applicable to companies listed on the Exchange - listing fees and annual fees. Listing fees consist of two components: original listing fees and fees related to other corporate actions. Original listing fees, subject to a minimum and maximum amount, are based on the number of shares that a company initially lists. Other corporate action-related fees are paid by listed companies in connection with corporate actions involving the issuance of new shares to be listed, such as stock splits, rights issues and sales of additional securities, as well as mergers and acquisitions, which are subject to a minimum and maximum fee.

Original listing fees are recognized as revenue on a straight-line basis over estimated service periods of nine years. Other corporate action listing fees are recognized as revenue on a straight-line basis over estimated service periods of six years. Unamortized balances are recorded as deferred revenue in the consolidated balance sheet. The unamortized deferred revenue balances as of December 31, 2017 of $165 million relates to listing fees incurred and billed and not yet recognized as revenue.

Annual fees are charged based on the number of outstanding shares of listed U.S. companies at the end of the prior year. Annual fees are recognized as revenue on a pro rata basis over the calendar year.

2. Significant Accounting Policies (continued)

The Exchange collects market data revenues from our cash equity and options consortium-based data products and, to a lesser extent, for New York Stock Exchange proprietary data products. Consortium-based data fees are determined by securities industry plans. Consortium-based data revenues that coordinated market data distribution generates (net of administration costs) are distributed to participating markets on the basis of the Regulation NMS formula. We collect annual license fees from vendors for the right to distribute market data to third parties and a service fee from vendors for direct connection to market data. We also charge customers for accessing our data services through Secured Financial Transaction Infrastructure, or SFTI. SFTI is a physical network infrastructure that connects our markets and other major market centers with market participants and allows those participants to receive data feeds. These fees are recognized as revenue as services are rendered. These fees are included in data service fees in the consolidated statement of comprehensive income.

Affiliate revenues are recognized when the related services are provided to the Company's affiliates. Affiliate expenses are recognized at the time the services are provided to the Company by its affiliates.

Other revenues relate to regulatory fees charged to member organizations, trading license fees, facility and other fees provided to specialists, brokers and clerks physically located on the U.S. markets that enable them to engage in the purchase and sale of securities on the trading floor. The fees are recognized as services are rendered.

On January 1, 2019, we are required to adopt ASC 606, *Revenue from Contracts with Customers*, and ASC 340-40, *Other Assets and Deferred Costs-Contracts with Customers*. The new guidance requires enhanced disclosures, including revenue recognition policies to identify performance obligations to customers and significant judgments in measurement and recognition. We have early adopted the requirement as of January 1, 2018. See the "Recently Adopted and New Accounting Pronouncements" for more details.

Transaction-Based Expenses

The Exchange pays the SEC fees pursuant to Section 31 of the Securities Exchange Act of 1934 for transactions executed on the U.S. security exchanges. These Section 31 fees (which are included in transaction-based expenses in the consolidated statement of comprehensive income) are designed to recover the government's costs of supervising and regulating the securities markets and securities professionals. The Exchange, in turn, collects activity assessment fees, which are included in transaction fees in the consolidated statement of comprehensive income, from member organizations clearing or settling trades on the Exchange and recognizes these amounts as revenue when invoiced. Fees received are included in cash at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an

2. Significant Accounting Policies (continued)

accrued liability until paid. The activity assessment fees are designed so that they are equal to the Section 31 fees paid by the Exchange to the SEC. As a result, Section 31 fees do not have an impact on the Exchange's net income.

Section 31 fees collected from customers are recorded on a gross basis as a component of transaction fee revenue.

The Exchange also incurs routing charges when it does not have the best bid or offer in the market for a security that a customer is trying to buy or sell on the Exchange. In that case, the customer's order is routed to the external market center that displays the best bid or offer. The external market center charges the Exchange a fee per share (denominated in tenths of a cent per share) for routing to its system. The Exchange includes costs incurred due to erroneous trade execution within routing and clearing.

Leases

We expense rent from non-cancellable operating leases, net of sublease income, on a straight-line basis based on future minimum lease payments. The net costs are included in rent and occupancy expenses and technology and communication expenses in the accompanying consolidated statements of comprehensive income.

Fair Value Measurements

The Exchange applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (Note 8). The Exchange defines fair value as the price that would be received for selling an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Exchange's financial instruments consist primarily of cash and cash equivalents, short term financial investments, customer accounts receivable and other short-term assets and liabilities.

Recently Adopted and New Accounting Pronouncements

ASC 606 provides guidance outlining a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers that supersedes most current revenue recognition guidance. This guidance requires us to recognize revenue when we transfer promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance requires enhanced disclosures, including revenue recognition policies to identify performance obligations

2. Significant Accounting Policies (continued)

to customers and significant judgments in measurement and recognition. The new guidance may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. We will apply the guidance retrospectively, and provide the relevant disclosures beginning in the first annual period (December 31, 2018 annual results) in which we adopt the guidance.

The adoption will accelerate the timing of recognition of a portion of original listing fees which prior to adoption have been deferred over an estimated customer life of up to nine years. Revenue recognition related to our cash transaction fees trading, data services businesses and other revenues remains substantially unchanged.

Adoption of the standard related to ASC 606 will impact our reported results as follows, driven by the accelerated recognition of listings fee revenue (in millions, except earnings per share):

	As Reported	New Revenue Standard Adjustment	As Adjusted*
Year ended December 31, 2017			
Total revenues	$ 1,429	$ 9	$ 1,438
Total revenues, less transaction-based expenses	880	9	889
Income tax expense	20	(2)	18
Net income.	461	11	472

	As Reported	New Revenue Standard Adjustment	As Adjusted*
As of December 31, 2017			
Deferred revenue, current	$ 34	$ (2)	$ 32
Deferred revenue, non-current	131	(46)	85
Net deferred tax liabilities	397	14	401
Equity	4,426	23	4,449

*We will early adopt ASC 606 on January 1, 2018. Adjusted figures in the tables above do not impact the 2017 financial results included in this report.

The FASB has issued Accounting Standards Update No. 2016-01, Financial Instruments - *Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities*, or ASU 2016-01. ASU 2016-01 provides updated guidance for the recognition,

2. Significant Accounting Policies (continued)

measurement, presentation, and disclosure of certain financial assets and liabilities, including the requirement that equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) are to be measured at fair value with changes in fair value recognized in net income. The Exchange was required to adopt ASU 2016-01 on January 1, 2018. The Exchange will only adjust the fair value of investments if and when there is an observable price change in an orderly transaction, and any change in the fair value will be recognized in net income. The Company is currently evaluating this guidance to determine the potential impact on its consolidated financial statements.

The FASB has issued Accounting Standards Update No. 2016-02, *Leases*, or ASU 2016-02. ASU 2016-02 requires an entity to recognize both assets and liabilities arising from financing and operating leases, along with additional qualitative and quantitative disclosures. A lessee should recognize in its balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. ASU 2016-02 is required to be adopted at the beginning of our first quarter of fiscal 2019, with early adoption permitted. We will not adopt ASU 2016-02 early, but we are currently evaluating this guidance to determine the potential impact on our consolidated financial statements.

The FASB has issued Accounting Standards Update No. 2017-07, *Compensation-Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost*, or ASU 2017-07. The amendments in this update require that an employer disaggregate the service cost component from the other components of net benefit cost. The amendments also provide explicit guidance on how to present the service cost component in the same line item as other related compensation costs, and the other components of net benefit cost in the income statement outside of operating income. The guidance only allows the service cost component of net benefit cost to be eligible for capitalization. The Exchange was required to adopt ASU 2017-07 on January 1, 2018. The Exchange will apply the guidance retrospectively to when adopted, and provide the relevant disclosures in the first annual period (December 31, 2018 annual results) in which we adopt the guidance. We have a pension plan, a U.S. nonqualified supplemental executive retirement plan, and post-retirement defined benefit plans that are all impacted by the guidance. Each of the plans are frozen and do not have a service cost component, which means the expense or benefit recognized under each plan represents other components of net benefit cost as defined in the guidance. The combined net periodic benefit of these plans are $9 million for the year ended December 31, 2017 and are reported as a reduction to compensation and benefits expenses in the accompanying consolidated statements of income. These amounts will be reported as other income, net in the consolidated statements of income when applying the guidance retroactively. See Note 7 for further discussion of our pension and other benefit programs.

3. Other Intangibles

The Exchange's intangible assets include $1,852 million of intangible assets purchased in connection with the ICE acquisition on November 13, 2013. The following table presents the details of the intangible assets as of December 31, 2017 (in millions):

	Carrying Value	Accumulated Amortization	Useful Life
Exchange registration and licenses	$ 1,524	$ –	Indefinite
Customer relationships	228	55	17 years
Trade names	155	–	Indefinite
Other intangible assets	67	67	3 years
Total	$ 1,974	$ 122	

Indefinite useful lives were assigned to exchange registrations and licenses since the registrations and licenses represent rights to operate the Exchange in perpetuity and based on the long history of the Exchange and the expectation that a market participant would continue to operate them indefinitely. An average 17 year and 3 year useful life for customer relationships and other intangible assets, respectively, is based on the projected economic benefits of the asset, and represents the approximate point in the projection period in which a majority of the asset's cash flows are expected to be realized based on assumed attrition rates. Useful lives of trade names were determined based on history in the marketplace, their continued use, importance to the business and prominence in the industry.

For the year ended December 31, 2017, amortization expense of acquired intangible assets was $13 million and is included in depreciation and amortization expense in the consolidated statement of comprehensive income.

The estimated future amortization expense of acquired intangible assets is as follows (in millions):

Year Ending December 31:	
2017	$ 13
2018	13
2019	13
2020	13
2021	13
Thereafter	108
Total	$ 173

4. Income Taxes

The components of the income tax provision for the year ended December 31, 2017 were as follows (in millions):

Current:	
Federal	$ 110
State and local	29
Total current	139
Deferred:	
Federal	(135)
State and local	16
Total deferred	(119)
Total tax expense	$ 20

A reconciliation of the U.S. federal statutory rate of 35 percent to the Exchange's actual income tax rate for the year ended December 31, 2017 was as follows:

Federal statutory rate	35%
State and local taxes (net of federal benefit)	6
Deferred tax benefit due to tax law change	(37)
Effective tax rate	4%

On December 22, 2017, the Tax Cuts and Jobs Act, or TCJA, was signed into law. The TCJA reduced the U.S. corporate income tax rate from 35% to 21% effective January 1, 2018. We are required to revalue our deferred tax assets and liabilities at the new federal corporate income tax rate as of the date of enactment of the TCJA and to include the rate change effect in the tax provision for the period ended December 31, 2017. As a result, we recognized $179 million deferred tax benefit based on a reasonable estimate of the deferred tax assets and liabilities as of December 22, 2017. This significantly lowered the Exchange's effective tax rate for the period.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As a result of enactment of the TCJA on December 22, 2017, we revalued the Exchange's deferred tax assets and liabilities at the new federal corporate income tax rate of 21%. The following table summarizes the significant components of deferred tax assets and liabilities as of December 31, 2017 (in millions):

4. Income Taxes (continued)

Deferred tax assets:		
Deferred compensation	$	59
Deferred revenue		33
Liability reserve		13
Tax credits and NOL carryforwards		5
Pension		15
Other		27
Total before valuation allowance		152
Valuation allowance		(1)
Total deferred tax assets, net of valuation allowance	$	151
Deferred tax liabilities:		
Acquired intangible assets	$	(523)
Property and equipment		(25)
Total deferred tax liabilities		(548)
Net deferred tax liabilities	$	(397)

A valuation allowance is established when management determines that it is more likely than not that all or some portion of the benefit of the deferred tax assets will not be realized.

As of December 31, 2017, the Exchange has gross state and local net operating loss carry-forwards of $67 million. These carry-forwards are available to offset future taxable income until they begin to expire in 2029.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows for the year ended December 31, 2017 (in millions):

Beginning balance of unrecognized tax benefits	$	13
Additions based on tax positions related to current year		3
Additions based on tax positions related to prior years		1
Settlements		(1)
Ending balance of unrecognized tax benefits	$	16

The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense. For the year ended December 31, 2017, the Exchange recognized $0.4 million of tax benefit for interest and penalties. Accrued interest and penalties were $4 million as of December 31, 2017. Tax years prior to 2007 no longer remain subject to examination.

5. Related Parties

The Exchange has agreements with ICE to support the operations of the Exchange. The expenses incurred by ICE primarily relate to salary, wages and benefits of the employees involved in performing or directly supervising services as well as other direct and overhead costs. NYSE Arca, Inc. acts as a routing agent of the Exchange by routing orders to other execution venues that contain the best bid or offer in the market. The Exchange incurs routing fees from NYSE Arca, Inc. representing a markup of actual routing costs charged by other execution venues. During the year ended December 31, 2017, expenses of $46 million have been recorded by the Exchange in connection with these agreements and are reflected as affiliate expenses in the accompanying consolidated statement of income. The Parent also pays federal and certain state and local unitary income taxes on behalf of the Exchange. ICE also makes payments to vendors on behalf of the Exchange.

The Exchange has entered into service agreements with affiliates who are wholly-owned subsidiaries of Parent, to provide management and technical support services. The expenses incurred by the Exchange primarily relate to salary, wages and benefits of the employees involved in performing or directly supervising services, hosting costs, regulatory service costs, as well as other direct and overhead costs. During the year ended December 31, 2017, revenues of $114 million have been recorded by the Exchange in connection with these agreements and are reflected as affiliate revenues in the accompanying consolidated statement of income.

As of December 31, 2017, the Exchange had a $104 million net payable related to these agreements. Additionally, as of December 31, 2017, the Exchange had a loan receivable from the Parent of $970 million. Amounts were borrowed by Parent to fund its operations under a revolving line of credit that bears interest equal to the three month LIBOR rate applied to the principal amount outstanding. During the year ended December 31, 2017, interest income of $12 million has been recorded and is reflected as interest and other income, net in the accompanying consolidated statement of income.

6. Property & Equipment

Components of property and equipment were as follows as of December 31, 2017 (in millions):

Land, buildings and building improvements	$	278
Leasehold improvements		121
Computers and equipment		133
Software, including software development costs		135
Furniture and fixtures		21
Construction in Progress		39
		727
Less: accumulated depreciation and amortization		(251)
Total property and equipment, net	$	476

For the year ended December 31, 2017, amortization of software, including software development costs, was $24 million and depreciation of all other property and equipment was $34 million. These expenses are included in depreciation and amortization expense in the consolidated statement of comprehensive income. The unamortized software balance, including software development costs, was $49 million as of December 31, 2017.

7. Pension and Other Benefit Plans

The employees of the Exchange and its Subsidiaries participate in defined benefit plans (the "Plans") and defined contribution plans offered to certain U.S. employees of ICE. Effective December 31, 2008, the Exchange's benefit plans were merged with the Plans. The benefit accrual for the Plans is frozen. The Exchange and NYSE American LLC represent approximately 92% and 8%, respectively, of the plan assets, for the defined retirement plan, and obligations as of December 31, 2017; however, they are not managed separately. Based on the Exchange's 92% share, the accompanying consolidated financial statements includes $16 million of current liabilities classified as accounts payable and accrued liabilities, $199 million of noncurrent liabilities classified as accrued employee benefits, $81 million other comprehensive loss reflected as equity, and net benefit of the Plans of $8 million classified as compensation and benefits. The remainder of this footnote reflects the consolidated Plans with reference to ICE as the ultimate parent of the Exchange.

Defined Benefit Pension Plans

Retirement benefits are derived from a formula, which is based on length of service and compensation. Based on the calculation, ICE may contribute to its pension plans to the extent such contributions may be deducted for income tax purposes.

7. Pension and Other Benefit Plans (continued)

During the year ended December 31, 2017, in connection with ICE's de-risking strategy, ICE contributed $136 million to its pension plan. At the same time, ICE changed the plan's target allocation from 65% equity securities and 35% fixed income securities, to 5% equity securities and 95% fixed income securities. The fixed income allocation includes corporate bonds of companies from diversified industries and U.S. government bonds. As a result of this contribution and change in investment policy, ICE anticipates that there will be less need for pension contributions in future years, and the pension plan will not be required to pay the Pension Benefit Guaranty Corporation variable rate premiums. Income is expected to be lower than it was in prior periods because the expected return on plan assets is lower.

The fair values of the Plan assets at December 31, 2017, by asset category were as follows (in millions). See Note 8 for further detail on fair value of financial instruments.

	Fair Value Measurements			
Asset Category	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
Cash	$ 164	$ -	$ -	$ 164
Equity securities:				
U.S. large-cap	-	30	-	30
U.S. small-cap	-	8	-	8
International	-	15	-	15
Fixed income securities	335	314	3	652
Total	$ 499	$ 367	$ 3	$ 869

The costs of the plans during the year ended December 31, 2017 have been determined in accordance with the Compensation-Retirement Benefits Topic of the FASB Accounting Standards Codification. The measurement date for the plans is December 31, 2017. The following table provides a summary of the changes in the plans' benefit obligations and the fair value of assets as of December 31, 2017 and a statement of funded status of the plans as of December 31, 2017 (in millions):

7. Pension and Other Benefit Plans (continued)

Change in benefit obligation:	
Benefit obligation at January 1, 2017	$ 853
Interest cost	27
Actuarial loss	44
Benefits paid	(49)
Benefit obligation at December 31, 2017	875
Change in plan assets:	
Fair value of plan assets at January 1, 2017	681
Actual return on plan assets	101
Contributions	136
Benefits paid	(49)
Fair value of plan assets at December 31, 2017	869
Funded status	(6)
Accumulated benefit obligation	875
Amounts recognized in the ICE consolidated balance sheet:	
Accrued employee benefits	(6)

The components of the pension plan expense (benefit) in the ICE consolidated statement of income are set forth below for the year ended December 31, 2017 (in millions):

	Year Ended December 31, 2017
Interest cost	$ 27
Estimated return on plan assets	(44)
Amortization of loss	2
Aggregate pension benefit	$ (15)

ICE uses a market-related value of plan assets when determining the estimated return on plan assets. Gains/losses on plan assets are amortized over a four-year period and accumulate in other comprehensive income. ICE recognizes deferred gains and losses in future net income based on a "corridor" approach, where the corridor is equal to 10% of the greater of the benefit obligation or the market-related value of plan assets at the beginning of the year.

7. Pension and Other Benefit Plans (continued)

The following table shows the payments projected based on actuarial assumptions (in millions):

2018	$ 50
2019	50
2020	49
2021	49
2022	49
Next 5 years	247

Supplemental Executive Retirement Plan

ICE also maintains a nonqualified supplemental executive retirement plan ("SERP"), which provides SERP benefits for certain employees. Employees or former employees of the Exchange participate in SERP. The future benefit accrual of all SERP plans is frozen. To provide for the future payments of these benefits, ICE has purchased insurance on the lives of the participants through company-owned policies. At December 31, 2017, the cash surrender value of such policies was $55 million, which is included in other non-current assets on the ICE consolidated balance sheet.

The following table provides a summary of the changes in the SERP benefit obligations for the year ended December 31, 2017 (in millions):

Change in benefit obligations:	
Benefit obligation at January 1, 2017	$ 54
Interest cost	1
Actuarial (gain) / loss	2
Benefits paid	(8)
Benefit obligation at December 31, 2017	49
Funded status	(49)
Amounts recognized in the ICE consolidated balance sheet:	
Current liabilities	(7)
Non-current liabilities	(42)

SERP plan expense in the ICE consolidated statement of income was $1 million for the year ended December 31, 2017 and primarily consisted of interest cost.

The following table shows the projected payments for the SERP plan based on the actuarial assumptions (in millions):

7. Pension and Other Benefit Plans (continued)

2018	$	7
2019		5
2020		5
2021		5
2022		5
Five years thereafter		15

Pension and SERP Plan Assumptions

The weighted average assumptions used to develop the actuarial present value of the projected benefit obligation and net periodic pension/SERP cost are set forth below:

	December 31, 2017
Weighted-average discount rate for determining benefit obligations (pension/SERP)	3.4% / 3.1%
Weighted-average discount rate for determining interest costs (pension/SERP plans)	3.2%/2.6%
Expected long-term rate of return on plan assets (pension/SERP)	6.5% / N/A
Rate of compensation increase	N/A

The assumed discount rate reflects the market rates for high-quality corporate bonds currently available. The discount rate was determined by considering the average of pension yield curves constructed on a large population of high quality corporate bonds. The resulting discount rates reflect the matching of plan liability cash flows to yield curves. To develop the expected long-term rate of return on assets assumption, ICE considered the historical returns and the future expectations for returns for each asset class as well as the target asset allocation of the pension portfolio.

Postretirement Benefit Plans

ICE assumed the Parent's defined benefit plans to provide certain health care and life insurance benefits for eligible retired U.S. employees. These post-retirement benefit plans, which may be modified in accordance with their terms, were fully frozen in 2009. The net periodic post-retirement benefit costs recorded by ICE were $5 million for the year ended December 31, 2017. The defined benefit plans are unfunded and ICE currently does not expect to fund the post-retirement benefit plans. The weighted average discount rate for determining the benefit obligation as of December 31, 2017 is 3.4%. The weighted average discount rate for determining

7. Pension and Other Benefit Plans (continued)

the interest cost as of December 31, 2017 is 3.2%. The following table shows the actuarial determined benefit obligation, benefits paid during the period and the accrued employee benefits (in millions):

	Year Ended December 31, 2017
Benefit obligation at December 31, 2017	$ 179
Interest cost	5
Actuarial loss	(16)
Employee contributions	3
Benefits paid	(14)
Amounts recognized in the ICE consolidated balance sheet:	
Other liabilities	(11)
Accrued employee benefits	(168)

The following table shows the payments projected (net of expected Medicare subsidy receipts of $11 million in aggregate over the next ten fiscal years) based on actuarial assumptions (in millions):

2018	$ 11
2019	11
2020	11
2021	11
2022	11
Five years thereafter	54

For measurement purposes, ICE assumed an 7.7% annual rate of increase in the per capita cost of covered health care benefits in 2017 which will decrease on a graduated basis to 4.5% in the year 2038 and thereafter. The following table shows the effect to ICE of a one-percentage-point increase and decrease in assumed health care cost trend rates (in millions):

Assumed Health Care Cost Trend Rate	1% Increase	1% Decrease
Effect of postretirement benefit obligation	$ 20	$ (17)
Effect on total of service and interest cost components	1	(1)

7. Pension and Other Benefit Plans (continued)

Accumulated Other Comprehensive Income

The ICE accumulated other comprehensive loss, after tax, as of December 31, 2016 consisted of the following amounts that have not yet been recognized in net periodic benefit cost (in millions):

	Pension Plans	SERP Plans	Post-retirement Benefit Plans	Total
Unrecognized net actuarial loss, after tax	$ 93	$ 4	$ (8)	$ 89

The amount of prior actuarial loss included in accumulated other comprehensive income related to the pension, SERP and postretirement plans as of December 31, 2017, which are expected to be recognized in net periodic benefit cost in the coming year, is estimated to be (in millions):

	Pension Plans	SERP Plans	Post-retirement Benefit Plans	Total
Loss recognition	$ 4	$ -	$ -	$ 4

Defined Contribution Plans

ICE assumed the Parent's defined contribution plans for which most employees of the Exchange contribute a portion of their salary within legal limits. The Exchange matches an amount equal to 100% of the first 6% of eligible contributions. Total contributions made for the year ended December 31, 2017 were $7 million related to the Parent's defined contribution plans.

8. Fair Value of Financial Instruments

The Exchange accounts for certain financial instruments at fair value in accordance with the Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification which defines fair value, establishes a fair value hierarchy on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of financial instruments is determined using various techniques that involve some level of estimation and judgment, the degree of which is dependent on the price transparency and the complexity of the instruments.

8. Fair Value of Financial Instruments (continued)

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1 – Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2 – Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3 – Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. Changes in the valuation inputs may result in a reclassification of certain financial assets or liabilities. See Note 7 where the fair values of the Exchange's pension plan assets and the hierarchy level of each are disclosed.

A summary of current investments at December 31, 2017 is as follows (in millions):

	Level 1	Level 2	Level 3	Total
Mutual Funds (SERP/SESP)(1)	$ 16	$ -	$ -	$ 16

(1) Equity and fixed income mutual funds held for the purpose of providing future payments of the SERP and the SESP.

We measure certain assets, such as intangible assets and cost and equity method investments, at fair value on a non-recurring basis. These assets are recognized at fair value if they are deemed to be impaired. As of December 31, 2017, none of these assets were required to be recorded at fair value since no impairments were recorded.

9. Commitments and Contingencies

The Exchange is, from time to time, subject to legal and regulatory proceedings that arise in the ordinary course of business. However, the Exchange does not believe that the resolution of these matters will have a material adverse effect on the Exchange's consolidated balance sheet, statement of comprehensive income, or liquidity. It is possible, however, that future results of operations could be materially and adversely affected by any new developments relating to the

9. Commitments and Contingencies (continued)

legal proceedings and claims. In 2017, we recorded a $14 million accrual relating to ongoing investigations and inquiries. On March 6, 2018, the Company reached a settlement with SEC and agreed to pay a $14 million civil monetary penalty, together with certain other non-monetary relief.

The Exchange leases office space and incurs fees for offsite storage. The Exchange had no capital leases as of December 31, 2017. For the year ended December 31, 2017, rent and occupancy expense amounted to $12 million for these agreements.

The Exchange leases data center space under non-cancelable operating leases and equipment that expire at various dates through 2028. For the year ended December 31, 2017, the Exchange recorded technology and communications expense of $12 million for these agreements. Future payments under these obligations as of December 31, 2017 were as follows (in millions):

	Lease Payments
Year:	
2018	$ 12
2019	10
2020	9
2021	9
2022	8
Thereafter	52
Total	$ 100

In addition to the leases discussed above, the Exchange shares office space with ICE. The Exchange's share of allocated rent and occupancy expense for the year ended December 31, 2017 was $1 million.

10. Subsequent Events

The Exchange has evaluated subsequent events and determined that no events or transactions met the definition of a subsequent event for purposes of recognition or disclosure in the accompanying consolidated financial statements except as those events disclosed in Note 9.

EXHIBIT K

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2018

EXHIBIT K

The ownership structure of New York Stock Exchange LLC is as follows:

1. Full legal name: NYSE Group, Inc.

2. Title or status: Delaware corporation

3. Date title or status was acquired: March 7, 2006, corporate structure put in place as a result of the merger of New York Stock Exchange, Inc. and Archipelago Holdings, Inc.

4. Approximate ownership interest: 100% ownership interest

5. Whether the Person has control: Yes, NYSE Group, Inc. has control.

EXHIBIT M

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2018

EXHIBIT M

An alphabetical listing of the members and member organizations of New York Stock Exchange LLC, containing information including the name, date of election, principal place of business, and information with respect to the activities in which the members and member organizations are primarily engaged, is maintained and kept up to date, and will be made available to the Securities and Exchange Commission upon request.

In addition, a list of member organizations is publicly available on the Exchange's website at www.NYSE.com.

EXHIBIT N

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2018

EXHIBIT N

A schedule of securities listed on the New York Stock Exchange LLC is publicly available on the Exchange's website at www.NYSE.com.

A list of securities admitted to trading on the New York Stock Exchange is maintained by the Exchange, is kept up to date, and will be made available to the Securities and Exchange Commission and the public on request.